[M/I HOMES, INC. LETTERHEAD]

September 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M/I Homes, Inc.

Registration Statement on Form S-4

Filed September 24, 2021 (File Nos. 333-259781 and 333-259781-01 through 333-259781-30)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, relating to the offer by M/I Homes, Inc. (the “Company”) and its subsidiary guarantors to exchange up to $300 million aggregate principal amount of 3.95% Senior Notes due 2030 (the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equal principal amount of outstanding 3.95% Senior Notes due 2030 (the “Original Notes”), which were offered and sold in a private placement transaction that was exempt from the registration requirements of the Securities Act, on behalf of the Company, I hereby represent that:

(1)

The Company is registering the exchange offer in reliance on the positions enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in the Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) SEC No-Action Letters.

(2)

Neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

(3)

The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that, if such person is using the exchange offer for the purpose of participating in a distribution of the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(4)

The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the exchange offer prospectus so long as it contains a plan of distribution with respect to such resale transactions, in connection with any resale of such Exchange Notes.

(5)

The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that, by accepting the exchange offer:

•	an exchange offeree that is not a broker dealer will represent to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and

•

an exchange offeree that is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the exchange offer. The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please do not hesitate to contact the undersigned at (614) 418-8014 or the Company’s outside counsel, Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, at (614) 464-6426 with any questions or comments regarding the foregoing.

Very truly yours,

M/I HOMES, INC.

By:	/s/ Susan E. Krohne
Susan E. Krohne, Senior Vice President, Chief Legal Officer and Secretary